Flint Int'l Services, Inc.

5732 HWY 7 West, Unit 15

Vaughn, ON L4L 3A2

(877) 439-3001

January 23, 2012

Mr. Reid Hooper

Mr. Larry Spirgel

Mr. Sharon Virga

Mr. Ivette Leon

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Flint Int'l Services, Inc.
Form F-1
File No.: 333-174224

Dear Mr. Hooper:

Pursuant to Rule 461(a) of the Securities Act of 1933, the undersigned hereby requests acceleration of the effective date of the Registration Statement filed on Form F-1 to Friday, January 27, 2012 at 9:00 a.m., eastern standard time, or as soon thereafter as practicable.

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Sincerely,

/s/ Russell Hiebert

Russell Hiebert

President